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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20547

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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)

               OXFORD RESIDENTIAL PROPERTIES I LIMITED PARTNERSHIP
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                            (Name of Subject Company)


               OXFORD RESIDENTIAL PROPERTIES I LIMITED PARTNERSHIP
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                      (Name of Person(s) Filing Statement)


                            LIMITED PARTNERSHIP UNITS
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                         (Title of Class of Securities)


                                      NONE
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                      (CUSIP Number of Class of Securities)


                                 Patrick J. Foye
                            Executive Vice President
                   Apartment Investment and Management Company
                  4582 South Ulster Street Parkway, Suite 1100
                             Denver, Colorado 80237
                                 (303) 757-8101
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      (Name, Address, and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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                                 SCHEDULE 14D-9

         This Amendment No. 1 to Schedule 14D-9 relates to a tender offer by AIMCO/Bethesda Holdings Acquisitions, Inc., a Delaware corporation ("AIMCO/Bethesda"), to purchase units of limited partnership interest ("Units") of Oxford Residential Properties I Limited Partnership, a Maryland limited partnership (the "Partnership"), at a price of $271.00 per unit in cash. The offer to purchase Units in the Partnership is being made pursuant to an Offer to Purchase of AIMCO/Bethesda, dated as of December 3, 2003, and a related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2), hereto, respectively, as amended and restated by an amended and restated Offer to Purchase of AIMCO/Bethesda, dated as of December 16, 2003 (the "Offer to Purchase"), and a related Letter of Transmittal, copies of which are attached as Exhibits (a)(4) and (a)(5) hereto, respectively.

ITEM 1.  SUBJECT COMPANY INFORMATION.

         (a) and (b) The information set forth under "THE OFFER--Section 13. Certain Information Concerning Your Partnership" in the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) This Schedule 14D-9 is being filed by the Partnership whose general partner is Oxford Residential Properties I Corporation, a Maryland corporation. The Partnership's business address is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its telephone number is (864) 239-1000.

         (d) The information set forth under "THE OFFER--Section 8. Information Concerning Us and Certain of Our Affiliates," "SUMMARY TERM SHEET" and "THE OFFER" in the Offer to Purchase is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (d) The information set forth under "SUMMARY TERM SHEET--Conflicts of Interest," and "THE OFFER--Conflicts of Interest and Transactions with Affiliates" in the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOLICITATION OR RECOMMENDATION.

         (a) and (b) The information set forth under "SUMMARY TERM SHEET--No General Partner Recommendation" and "THE OFFER--Section 10. Position of the General Partner of Your Partnership with Respect to the Offer" in the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth under "THE OFFER--Section 8. Information Concerning Us and Certain of Our Affiliates" in the Offer to Purchase is incorporated herein by reference.


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ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) Not Applicable.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (b) Not applicable.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (d) Not applicable.

ITEM 8.  ADDITIONAL INFORMATION.

     (b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 9.  EXHIBITS.


(a)(1) Offer to Purchase Units of the Partnership (Exhibit (a)(1) to Schedule TO of AIMCO/Bethesda, dated December 3, 2003, is incorporated herein by reference).

(a)(2) Letter of Transmittal and related Instructions (Exhibit (a)(2) to Schedule TO of AIMCO/Bethesda, dated December 3, 2003, is incorporated herein by reference).

(a)(3) Letter to Limited Partners of the Partnership, dated December 3, 2003 (Exhibit (a)(4) to Schedule TO of AIMCO/Bethesda, dated December 3, 2003, is incorporated herein by reference).

(a)(4) Amended and Restated Offer to Purchase Units of the Partnership (Exhibit (a)(7) to Schedule TO of AIMCO/Bethesda, dated December 16, 2003, is incorporated herein by reference).

(a)(5) Amended and Restated Letter of Transmittal and related Instructions (Exhibit (a)(8) to Schedule TO of AIMCO/Bethesda, dated December 16, 2003, is incorporated herein by reference).

(a)(6) Letter of Limited Partners of the Partnership, dated December 16, 2003 (Exhibit (a)(10) to Amendment No. 1 to Schedule TO of AIMCO/Bethesda, dated December 16, 2003, is incorporated herein by reference).

(e)      Not applicable.

(g)      None.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2003


                            OXFORD RESIDENTIAL PROPERTIES I
                            LIMITED PARTNERSHIP,
                            A MARYLAND LIMITED PARTNERSHIP


                            By:   Oxford Residential Properties I Corporation
                                ------------------------------------------------
                                            (Managing General Partner)


                            By:    /s/ Patrick J. Foye
                                ------------------------------------------------
                                        Executive Vice President